Exhibit 5.5

General Partner of Connors Bros. Holdings, L.P.

c/o Centre Partners Management, LLC

30 Rockefeller Plaza, 50th Floor

New York, NY 10020

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

July 30, 2010

Dear Sirs

Bumble Bee International (PR), Inc. – 7.75% Senior Secured Notes due 2015

We have acted as counsel as to Cayman Islands law to Bumble Bee International (PR) Inc. (the “Company”) in connection with the entry into the Transaction Documents.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Incorporation and the Amended and Restated Memorandum and Articles of Association of the Company as adopted on 5 May 2006.

1.2	The written resolutions of the Board of Directors of the Company dated 17 December 2009 (the “Resolutions”) and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A Certificate of Good Standing issued by the Registrar of Companies (the “Certificate of Good Standing”).

1.4	A certificate from a Director of the Company a copy of which is annexed hereto (the “Director’s Certificate”).

1.5	The Registration Rights Agreement to be entered into by and among Bumble Bee Foods, LLC, a Delaware limited liability company (“BB LLC”), Bumble Bee Capital Corp., a Delaware corporation (“BB Cap Co”), and Connors Bros. Clover Leaf Seafoods Company, a Nova Scotia unlimited liability company (“CLSC” and together with BB LLC and BB Cap Co the “Issuers”). Connors Bros. Holdings, L.P. (“Parent”), Stinson Seafood (2001), Inc., Clover Leaf Dutch Holdings, LLC, Clover Leaf Seafood 2 B.V., Clover Leaf Seafood B.V., Clover Leaf Seafood Cooperatief U.A., Clover Leaf Holdings Company, 6162410 Canada Limited, K.C.R. Fisheries Ltd., the Company, Bumble Bee Holdings Inc. and BB Acquisition (PR), L.P (together, the “Subsidiary Guarantors” and, collectively with Parent, the “Guarantors”), and Wells Fargo Securities, LLC, Jefferies & Company, Inc. and Barclays Capital Inc. (collectively, the “Initial Purchasers”).

1.6	The Purchase Agreement dated December 10, 2009 and among the Issuers, the Initial Purchasers and the Guarantors relating to the issuance and sale of the 7.75% Senior Secured Notes due 2015 (the “Notes”).

1.7	The Intercreditor Agreement entered into by and among Wells Fargo Foothill, LLC (“WFF”), in its capacity as United States administrative agent under the Senior ABL Loan Documents (as defined in the Intercreditor Agreement) (in such capacity, together with its successors and assigns in such capacity from time to time, “Senior ABL Agent”), WFF, in its capacity as administrative agent under the Senior Term Loan Documents (as defined in the Intercreditor Agreement) (in such capacity, together with its successors and assigns in such capacity from time to time, “Senior Term Loan Agent” and, together with Senior ABL Agent, referred to in the Intercreditor Agreement, each individually as a “Senior Agent” and individually and collectively, as the “Senior Agents”), Deutsche Bank Trust Company Americas (“Deutsche Bank”), in its capacity as trustee and collateral agent under the Junior Note Documents (as defined in the Intercreditor Agreement), (in such capacity, including its successors and assigns in such capacity from time to time, the “Junior Agent”) and acknowledged and agreed to by the Guarantors, including the Company.

1.8	The Indenture (the “Indenture”) entered into among the Issuers, the Company, the other Guarantors party thereto and Deutsche Bank Trust Company Americas as trustee (the “Trustee”).

1.9	The Guarantee (the “Guarantee”) by the Company and the other Guarantors in favour of the Trustee and Collateral Agent for the benefit of the holders of the Notes.

1.10	The Security Agreement (the “Security Agreement”) to be entered into by the Company and other Grantors listed therein and Deutsche Bank Trust Company Americas, in its capacity as collateral agent for the Secured Parties.

The documents referred to in paragraphs 1.5 to 1.10 above are collectively referred to as the “Transaction Documents”.

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director’s Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Transaction Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	The Transaction Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under New York law and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of New York law as the governing law of the Transaction Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of New York law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.5	All signatures, initials and seals are genuine.

2.6	The power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Transaction Documents.

2.7	Under the laws of the State of New York and all other relevant laws (other than the laws of the Cayman Islands), including, without prejudice to the generality of the foregoing, the governing law and the law of situs of the property subject to the security interests created pursuant to the Transaction Documents (the “Secured Property”), the Security Agreement creates a valid security interest over the Secured Property, and any steps required as a matter of New York law or other relevant laws (other than the laws of the Cayman Islands) to perfect such security interest have been taken and there are no prior encumbrances or interests over the Secured Property.

2.8	None of the Secured Property is situated in the Cayman Islands or governed by Cayman Islands law.

2.9	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of New York.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Company has full power and authority under its Memorandum and Articles of Association to enter into, execute and perform its obligations under the Transaction Documents.

3.3	The execution and delivery of the Transaction Documents and the performance by the Company of its obligations thereunder do not conflict with or result in a breach of any of the terms or provisions of the Memorandum and Articles of Association of the Company or any law, public rule or regulation applicable to the Company in the Cayman Islands currently in force.

3.4	The execution, delivery and performance of the Transaction Documents have been authorised by and on behalf of the Company and, assuming the Transaction Documents have been executed and unconditionally delivered by a Director or officer of the Company or duly authorised signatory, the Transaction Documents have been duly executed and delivered on behalf of the Company and constitute the legal, valid and binding obligations of the Company enforceable in accordance with their terms.

3.5	No authorisations, consents, approvals, licences, validations or exemptions are required by law from any governmental authorities or agencies or other official bodies in the Cayman Islands in connection with:

(a)	the creation, execution or delivery of the Transaction Documents by the Company;

(b)	subject to the payment of the appropriate stamp duty, enforcement of the Transaction Documents against the Company; or

(c)	the performance by the Company of its obligations under any of the Transaction Documents.

3.6	No taxes, fees or charges (other than stamp duty) are payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of:

(a)	the execution or delivery of the Transaction Documents;

(b)	the enforcement of the Transaction Documents; or

(c)	payments made under, or pursuant to, the Transaction Documents.

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

3.7	The courts of the Cayman Islands will observe and give effect to the choice of New York law as the governing law of the Transaction Documents.

3.8	The obligations of the Company under the Transaction Documents rank and will rank at least pari passu with all its other present and future unsecured obligations.

3.9	Based solely on our search of the Register of Writs and Other Originating Process and the Register of Appeals (together, the “Court Registers”) maintained by the Clerk of the Court of the Grand Court of the Cayman Islands and by the Registrar of the Court of Appeal of the Cayman Islands respectively from the date of incorporation of the Company to 28 June 2010 (the “Litigation Search”), the Court Registers disclosed no writ, originating summons, originating motion, petition, counterclaim nor third party notice (“Originating Process”) nor any amended Originating Process pending before the Grand Court of the Cayman Islands nor any appeal pending before the Court of Appeal, in which the Company is a defendant or respondent.

3.10	Although there is no statutory enforcement in the Cayman Islands of judgments obtained in New York, a judgment obtained in such jurisdiction will be recognised and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

(a)	is given by a foreign court of competent jurisdiction;

(b)	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)	is final;

(d)	is not in respect of taxes, a fine or a penalty; and

(e)	was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

3.11	It is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of the Transaction Documents that any document be filed, recorded or enrolled with any governmental authority or agency or any official body in the Cayman Islands.

3.12	In relation to the Security Agreement:

(a)	the courts of the Cayman Islands will recognise the security interest created by the Security Agreement; and

(b)	the security interest created by the Security Agreement will have priority over any claims by third parties (other than those preferred by law), including any liquidator or a creditor of the Company, subject in the case of a winding up of the Company in a jurisdiction other than the Cayman Islands to any provisions of the laws of that jurisdiction as to priority of claims in a winding up.

3.13	None of the Issuers is or will be treated as resident, domiciled or carrying on or transacting business in the Cayman Islands solely by reason of the negotiation, preparation or execution of the Transaction Documents.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The term “enforceable” as used above means that the obligations assumed by the Company under the Transaction Documents are of a type which the courts of the Cayman Islands will enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to or affecting the rights of creditors;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	some claims may become barred under the statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences;

(d)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction;

(e)	the courts of the Cayman Islands have jurisdiction to give judgment in the currency of the relevant obligation and statutory rates of interest payable upon judgments will vary according to the currency of the judgment. If the Company becomes insolvent and is made subject to a liquidation proceeding, the courts of the Cayman Islands will require all debts to be proved in a common currency, which is likely to be the “functional currency” of the Company determined in accordance with applicable accounting principles. Currency indemnity provisions have not been tested, so far as we are aware, in the courts of the Cayman Islands;

(f)	arrangements that may be regarded as penalties will not be enforceable;

(g)	the courts of the Cayman Islands may decline to exercise jurisdiction in relation to substantive proceedings brought under or in relation to the Transaction Documents in matters where they determine that such proceedings may be tried in a more appropriate forum;

(h)	we reserve our opinion as to the enforceability of the relevant provisions of the Transaction Documents to the extent that they purport to grant exclusive jurisdiction to the courts of a particular jurisdiction as there may be circumstances in which the courts of the Cayman Islands would accept jurisdiction notwithstanding such provisions; and

(i)	a company cannot, by agreement or in its articles of association, restrict the exercise of a statutory power and there exists doubt as to enforceability of any provision in the Transaction Documents whereby the Company covenants not to exercise powers specifically given to its shareholders by the Companies Law (2009 Revision) of the Cayman Islands, including, without limitation, the power to increase its authorised share capital, amend its memorandum and articles of association, or present a petition to a Cayman Islands court for an order to wind up the Company.

4.2	Applicable court fees will be payable in respect of the enforcement of the Transaction Documents.

4.3	Cayman Islands stamp duty may be payable if the original Transaction Documents are brought to or executed in the Cayman Islands.

4.4	To maintain the Company in good standing under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies.

4.5	The Company must make an entry in its Register of Mortgages and Charges in respect of all mortgages and charges created under the Transaction Documents in order to comply with section

54 of the Companies Law (2009 Revision) of the Cayman Islands; failure by the Company to comply with this requirement does not operate to invalidate any mortgage or charge though it may be in the interests of the secured parties that the Company should comply with the statutory requirements.

4.6	The obligations of the Company may be subject to restrictions pursuant to United Nations sanctions as implemented under the laws of the Cayman Islands.

4.7	A certificate, determination, calculation or designation of any party to the Transaction Documents as to any matter provided therein might be held by a Cayman Islands court not to be conclusive final and binding if, for example, it could be shown to have an unreasonable or arbitrary basis, or in the event of manifest error.

4.8	The Litigation Search of the Court Registers would not reveal, amongst other things, an Originating Process filed with the Grand Court which, pursuant to the Grand Court Rules or best practice of the Clerk of the Courts’ office, should have been entered in the Court Registers but was not in fact entered in the Court Registers (properly or at all) nor an Originating Process not otherwise filed or disclosed prior to 8 December 2008, nor any appeal filed with the Court of Appeal prior to 1 June 2009.

4.9	In principle the courts of the Cayman Islands will award costs and disbursements in litigation in accordance with the relevant contractual provisions but there remains some uncertainty as to the way in which the rules of the Grand Court will be applied in practice. Whilst it is clear that costs incurred prior to judgment can be recovered in accordance with the contract, it is likely that post-judgment costs (to the extent recoverable at all) will be subject to taxation in accordance with Grand Court Rules Order 62.

4.10	We reserve our opinion as to the extent to which the courts of the Cayman Islands would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express provisions in this regard.

4.11	We make no comment with regard to the references to foreign statutes in the Transaction Documents.

We express no view as to the commercial terms of the Transaction Documents or whether such terms represent the intentions of the parties and make no comment with regard to the representations that may be made by the Company.

This opinion is being delivered to you in connection with the above matter and may not be circulated to any other person without our prior written consent, except (i) that this opinion letter may be disclosed to any person that is or becomes a Note Holder (as defined in the Indenture) and any potential investor in the Notes, or (ii) as may be required by law or regulatory authority. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-4 to be filed by the Issuers with the U.S. Securities and Exchange Commission. By giving our consent to the filing of this opinion as an exhibit to the Registration Statement, we do not admit that we are in the category of persons whose consent is required under the Securities Act of 1933, as amended or the rules and regulations promulgated thereunder.

Yours faithfully

/s/ Maples and Calder

Maples and Calder